UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SIGNING DAY SPORTS, INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

82670R 107
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 pages

CUSIP No.	82670R 107

1.	NAMES OF REPORTING PERSONS Byrd Enterprises of Arizona, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 767,785
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 767,785
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 767,785
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12.	TYPE OF REPORTING PERSON CO

Page 3 of 6 pages

CUSIP No.	82670R 107

1.	NAMES OF REPORTING PERSONS Virginia Byrd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 817,785
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 817,785
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 817,785
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12.	TYPE OF REPORTING PERSON IN

Page 4 of 6 pages

CUSIP No.	82670R 107

Item 1.

(a)	Name of Issuer:

Signing Day Sports, Inc.

(b)	Address of Issuer’s principal executive offices:

8355 East Hartford Rd., Suite 100, Scottsdale, AZ 85255

Item 2.

(a)	Name of person filing:

This statement is being jointly filed by Byrd Enterprises of Arizona, Inc., a corporation (“Byrd Enterprises”) and Virginia Byrd, an individual (collectively, the “Reporting Persons”).

(b)	Address of the principal business office or, if none, residence:

The business address of Byrd Enterprises is 500 Polk Street, Suite 37, Greenwood, IN 46143. The business address of Virginia Byrd is 500 Polk Street, Suite 37, Greenwood, IN 46143.

(c)	Citizenship:

Byrd Enterprises is an Arizona corporation. Virginia Byrd is a citizen of the United States.

(d)	Title of class of securities:

Common Stock, $0.0001 par value per share (“common stock”)

(e)	CUSIP No.:

82670R 107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Page 5 of 6 pages

CUSIP No.	82670R 107

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

As of December 31, 2023, the Reporting Persons beneficially owned the following securities of the Issuer:

Byrd Enterprises held and beneficially owned 767,785 shares of common stock of the Issuer.

Virginia Byrd, president and sole shareholder of Byrd Enterprises, beneficially owned the shares of common stock held by Byrd Enterprises and had shared voting and dispositive power over its shares. In addition, Virginia Byrd Revocable Trust, an Indiana trust provided for by the Virginia Byrd Revocable Trust Agreement established on February 6, 2009, held and beneficially owned 50,000 shares of common stock. Ms. Byrd, trustee of the Virginia Byrd Revocable Trust, beneficially owned the shares of common stock beneficially owned by the Virginia Byrd Revocable Trust and had sole voting and dispositive power over its shares.

(b)

Percent of class:

Based on a total of 13,248,552 shares of common stock outstanding as of December 31, 2023, the shares of common stock beneficially owned by Byrd Enterprises and Virginia Byrd represented approximately 5.8% and 6.2% of the Issuer’s outstanding common stock, respectively.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	Byrd Enterprises: 767,785 Virginia Byrd: 817,785

(ii)	Shared power to vote or to direct the vote:	Byrd Enterprises: 0 Virginia Byrd: 0

(iii)	Sole power to dispose or to direct the disposition of:	Byrd Enterprises: 767,785 Virginia Byrd: 817,785

(iv)	Shared power to dispose or to direct the disposition of:	Byrd Enterprises: 0 Virginia Byrd: 0

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Page 6 of 6 pages

CUSIP No.	82670R 107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024	Byrd Enterprises of Arizona, Inc.

/s/ Virginia Byrd
	Name:	Virginia Byrd
	Title:	President

/s/ Virginia Byrd
Virginia Byrd

EXHIBIT INDEX

Exhibit Number	Title
1	Joint Filing Agreement